Filed Pursuant to Rule 433

Registration No. 333-182469

American International Group, Inc.

$250,000,000

2.375% SUBORDINATED Notes Due 2015

Pricing Term Sheet

Dated August 20, 2012

Issuer:	American International Group, Inc.

Legal Format:	SEC-Registered

Securities:	2.375% Subordinated Notes due 2015

Expected Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB+ (Stable)

Security Type:	Subordinated Fixed Rate Notes

Trade Date:	August 20, 2012

Settlement Date:	August 23, 2012 (T + 3)

Maturity Date:	August 24, 2015

Principal Amount:	$250,000,000

Price to Public:	99.908% of principal amount

Gross Underwriting Discount:	0.250%

Net Proceeds to Issuer Before Expenses:	$249,145,000

Spread to Treasury Benchmark:	T+200 basis points

Treasury Benchmark:	0.25% due August 15, 2015

Treasury Benchmark Yield:	0.407%

Coupon:	2.375%

Yield to Maturity:	2.407%

Interest Payment Dates:	Semi-annually on February 24 and August 24, commencing on February 24, 2013

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time at a discount rate of US Treasury + 30 basis points

CUSIP/ISIN:	026874CV7 / US026874CV74

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Co-Managers:	BNP Paribas Securities Corp. RBC Capital Markets, LLC

Junior Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Lebenthal & Co., LLC Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.